Exhibit 4.18

Dated    4/11/98

Billiton Plc

and

IAN FRASER

SERVICE AGREEMENT

This Agreement is made on 4th November 1998 between:

(1)	Billiton Plc whose registered office is at 1-3 Strand, London (the “Company”); and

(2)	Ian Fraser of 1 Nyefield Park, Chequers Lane, Walton on the Hill, Tadworth, Surrey, KT2O 7QR (the “Executive”).

This record records the terms on which the Executive will serve the Company.

1.	Interpretation

In this agreement (and any schedules to it):

“Board” means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

“Employment” means the employment governed by this agreement;

“Group” means the Company, and the associated companies (as defined in section 435 of the Insolvency Act 1986) of the Company for the time being;

“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly;

“Termination Date” means the date on which the Employment is terminated.

1.1	References to any statutory provisions include any modifications or reenactments of those provisions.

2.	Term of Employment

2.1	The Executive’s Employment under this Agreement is deemed to have commenced on 1st July 1998 (the “Commencement Date”).

2.2	The Employment may be terminated by either party giving 12 months written notice.

2.3	Notwithstanding the other provisions of this agreement the Employment will automatically terminate on the Executive’s 60th birthday.

2.5
With effect from 1 July 1998 the Company may at its sole and absolute discretion pay salary at the rate paid from time to time under clause 6.1 at a rate equal to 150% of the rate paid from time to time under clause 6.1 or such higher percentage as the Board may agree to reflect the Executive’s contractual entitlements in lieu of any required period of notice (less any deductions the Company is required by law to make). The Executive’s pension benefits will then vest as described in clause 12.6. Nothing in this clause will require the Executive to accept payment in complete discharge of his entitlements or prevent him from claiming further payments under this clause 2.5.

3.	Duties of the Executive

3.1	The Executive will serve as Group Human Resources Director of the Company with responsibility for such operations as the Board may determine from time to time.

3.2	The Executive will work such hours which may be reasonably necessary to perform his duties under this agreement to the satisfaction of the Board.

3.3	The Executive will:

3.3.1	devote sufficient time, attention and skill to the Employment to properly perform his duties and exercise his powers;

3.3.2	accept any offices or directorships and resign such offices or directorships as reasonably required by the Board under this Agreement;

3.3.3	obey the reasonable directions of the Board; and

3.3.4	use his best endeavours to promote the interests and reputation of the Company.

3.4
The Executive accepts that with his consent (which he will not unreasonably withhold or delay) the Company may require him to perform duties for any other Group Company. In performing those duties clause 3.3 will apply as if references to the Company are to the Group Company. The Company will remain responsible for the payments and benefits he is entitled to receive under this Agreement.

3.5
The Executive will keep the Board properly informed of his conduct of the business, finances or affairs of the Company or any other Group Company in a prompt and timely manner. He will provide information to the Board in writing if requested.

3.6
At any time during the Employment the Company may require the Executive to undergo a medical examination by his own medical practitioner. The Executive will on receipt of the results discuss with the Company any matters arising out of the examination which are relevant to the Employment or which might prevent the Executive properly performing the duties of the Employment.

4.	Interests of the Executive

4.1
The Executive will disclose promptly in writing to the Board any material interests which could give rise to a conflict of interest with the Group Companies (for example, material shareholdings, directorships or trusteeships) whether or not of a commercial or business nature.

4.2
Subject to clause 4.3, during the Employment the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Group Company (except as a representative of the Company or with the written consent of the Board).

4.3
Other than holdings in family owned businesses or companies which do not compete with the Company, the Executive may not hold or be interested in investments which amount to more than 5% of the issued investments of any class of any one company without the consent of the Board such consent not to be unreasonably withheld. In this clause a family business or company owned is one which is owned by the Executive, his spouse, their children, the parents of the Executive or his spouse or a trust of which the Executive or his immediate family is either a settlor or has a beneficial interest.

4.4
The Executive will (and will procure that his wife and dependent children) comply with Part V of the Criminal Justice Act 1993 and with the London Stock Exchange Limited’s Model Code for Securities Transactions by Directors of Listed Companies and rules or policies issued by the Company from time to time in relation to the holding or trading of securities.

5.	Location

The Executive will work at the principal office of the Company in Central London or elsewhere in the United Kingdom by agreement. The Executive agrees that he may be required to travel in the United Kingdom and abroad and work away from the principal office in order to properly perform his duties under this Agreement.

6.	Salary and Benefits

6.1
The Company will pay the Executive a salary of £205,000 per annum. Salary will be paid monthly in arrears by bank credit transfer on or about the last working day of each month and will accrue from day to day. Salary will be reviewed annually on anniversary of Commencement Date.

6.2
The salary referred to in clause 6.1 includes director’s fees from the Group Companies and any other companies in which the Executive is required to accept a directorship under the terms of this Employment. To achieve this:

6.2.1	the Executive will repay any fees he receives to the Company; or

6.2.2	his salary will be reduced by the amount of those fees; or

6.2.3	a combination of the methods set out in clauses 6.2.1 and 6.2.2 will be applied.

6.3
The Executive will be entitled to participate in the annual bonus scheme which the Company operates for executives. The Executive and the Company will agree bonus criteria from time to time. During each year of the Employment in which the annual bonus scheme is operated the Executive’s immediate superior will determine:

6.3.1	whether a bonus is to be paid in that year;

6.3.2	if so, the amount of that bonus; and

6.3.3	any terms relating to the payment of the bonus.

The maximum award which may be made is 50% of the Executive’s basic salary under clause 6.1.

6.4
The Executive will be entitled to participate in the long term incentive arrangements for Executives subject to the terms of the relevant scheme or arrangement up to a maximum of 120% of salary as defined in clause 6.1 above.

6.5
The Executive will be provided with pension and life assurance benefits (including spouse’s and dependants’ benefits and ill health early retirement benefits) in line with those agreed for executive directors. For the purposes of this clause, these benefits will be backdated to the date the Executive joined the Company on 1st March 1998.

6.6
If the Executive complies with any eligibility or other conditions set by the Company and any Insurer appointed by the Company from time to time (the “Insurer”), the Executive will be provided with permanent health insurance at a level associated with an executive director subject to clause 12.1. The provision of such cover does not prevent the Company having the right to terminate the Employment in accordance with clause 2 or clause 12.2. The terms upon which this insurance is provided and the level of cover will be in accordance with Company policy from time to time. The Executive understands and agrees that if the Insurer fails or refuses to provide him with any benefit under the insurance arrangement provided by the Company, the Executive will have no right of action against the Company in respect of such failure or refusal provided that the failure or refusal has not been brought about by any prejudicial action by the Company.

6.7
If the Executive complies with any eligibility requirements or other conditions set by the Company and any insurer appointed by the Company, the Executive and his wife and children under 18 years of age may, at the Company’s expense, participate in the Company’s private health insurance arrangements from time to time at a level associated with an executive director.

6.8
In respect of employments with Group Companies the Executive is entitled to 38 days’ paid holiday in each calendar year (inclusive of English Bank and other public holidays) to be taken at times approved in accordance with normal practice. The Executive may carry forward up to 10 days holiday each year or a higher amount if he is prevented by company business from taking his holiday entitlement and may be paid in lieu of any unused entitlement at the end of the calendar year following the year in which such entitlement arose. Any payment will be at the rate of 1/260th of basic salary for each unused day of holiday in the calendar year in which the holiday accrued. Holiday entitlement will accrue from day to day. For part years, the Executive’s holiday entitlement for the year will be pro rated to the length of his service in that year.

6.9	The Company will pay the Executive a car allowance of £10,000 gross per annum. The allowance will be paid in 12 equal monthly installments.

7.	Expenses

The Company will refund to the Executive all reasonable expenses properly incurred by him in performing his duties under this agreement. This will include expenses relating to entertainment, subsistence and travelling. The Company may require the Executive to produce receipts or other documents as proof that he has incurred any expenses he claims.

8.	Confidentiality

8.1
Without prejudice to the common law duties which he owes to the Company the Executive agrees that he will not, except in the proper performance of his duties, use or disclose to any person any of the Company’s trade secrets or confidential information. This restriction will continue to apply after the termination of the Employment without limit in time but will not apply to trade secrets or confidential information which become public other than through unauthorised disclosure by the Executive. The Executive will during his employment use his best endeavours to prevent the unauthorised use or disclosure of such information.

8.2
In the course of the Employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. He will treat such infoimation as if it falls within the terms of clause 8.1 and clause 8.1 will apply with any necessary amendments to such information. If requested to do so by the Company the Executive will enter into an agreement with other Group Companies and any other persons in the same terms as clause 8.1 with any amendments necessary to give effect to this provision.

9.	Restrictions after Termination of Employment

9.1	In this clause:

“Restricted Period” means (1) in respect of clause 9.2.1 the period of 6 months and (2) in respect of clauses 9.2.2, 9.2.3 and 9.2.4 the period of 12 months (less in either case any Garden Leave Period imposed by the Company under clause 11) commencing on the Termination Date.

9.2
The Executive may be able to obtain trade secrets and confidential information and personal knowledge of and influence over customers and employees of the Group during the course of the Employment. To protect these interests of the Company, the Executive agrees with the Company that he will be bound by the following covenants:

9.2.1.
During the Restricted Period he will not be employed in, or carry on for his own account or for any other person, whether directly or indirectly, (or be a director in any company engaged in) any business which is or is about to be in competition with any business of the Company or any other Group Company being carried on by such company at the Termination Date provided he was directly and personally concerned or connected with that business at any time during the last 12 months of his service with the Company.

9.2.2
During the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly), and will use reasonable endeavours to procure that his new employer does not, canvass or solicit in competition with the Company or any other Group Company the custom of any person who at any time during the last 12 months of his service with the Company was a customer of, or in the habit of dealing with, the Company or (as the case may be) any other Group Company and in respect of which the Executive had access to confidential information~ or with whose custom or business the Executive was directly and personally concerned.

9.2.3
During the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly), deal with or otherwise accept in competition with the Company or any Group Company the custom of any person who was at any time during the last 12 months of his service with the Company a customer of, or in the habit of dealing with, the Company or (as the case may be) any Group Company and in respect of which the Executive had access to confidential information or with whose custom or business the Executive was directly and personally concerned.

9.2.4
During the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly), and will use reasonable endeavours to procure that his new employer does not entice or try to entice away from the Company or any other Group Company any person who was an employee, director or officer of such a company in the United Kingdom at any time during his last 6 months of service with the Company and with whom he had worked closely at any time during that period.

For the purposes of clause 9.2, “directly and personally” means that the Executive has been involved in the day to day operation of the relevant company or in a particular transaction involving such company during the 12 months of his service with the Company.

9.3
Each of the paragraphs contained in clause 9.2 constitutes an entirely separate and independent covenant. If any covenant is found to be invalid this will not affect the validity or enforceability of any of the other covenants.

9.4
Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company or of any other Group Company (except to the extent agreed by such a company).

9.5
Any benefit given or deemed to be given by the Executive to any Group Company under the terms of clause 9 is received and held on trust by the Company for the relevant Group Company. The Executive will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Company.

10.	Offers on Liquidation

10.1
The Executive will have no claim against the Company if the Employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company; and

10.2	the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganisation; and

10.3	the new terms of employment offered to the Executive are no less favourable to him than the terms of this agreement.

11.	Garden Leave

11.1
At any time after notice to terminate the Employment is given by either party under clause 2 above, or if the Executive resigns without giving due notice and the Company does not accept his resignation, the Company may require the Executive to comply with any or all of the provisions in clause 11.2 and 11.3 for a maximum period of 6 months if the Executive gives notice or resigns without due notice or 3 months if the Company gives notice (the “Garden Leave Period”).

11.2	The Company may require that the Executive does not:

11.2.1	enter or attend the premises of the Company or any other Group Company; or

11.2.2	contact or have any communication with any customer or client of the Company or any Group Company in relation to the business of the Company or any Group Company; or

11.2.3	contact or have any communication with any employee, officer, director, agent or consultant of the Company or any Group Company in relation to the business of the Company or any Group Company; or

11.2.4	remain or become involved in any aspect of the business of the Company or any Group Company except as reasonably required by such companies.

11.3	The Company may require the Executive to comply with the provisions of clause 13 - return of Company Property - at any point during the Garden Leave Period.

11.4	During the Garden Leave Period, the Executive will be entitled to receive his salary and all contractual benefits in accordance with the terms of this agreement.

12.	Termination and Suspension

12.1
The Company may terminate the Employment immediately by written notice if the Executive does not perform the duties of the Employment for a period of 365 days (whether or not consecutive) in any period of 730 days because of sickness, injury or other incapacity. This notice can be given whilst the Executive continues not to perform his duties or on expiry of the 365 day period. In this clause, ‘days’ includes Saturdays, Sundays and public holidays.

However, the Employment will be continued to the extent necessary in order to provide continued cover under any permanent health insurance arrangement provided by the Company. The Executive acknowledges that in these circumstances his only rights will be to benefits provided under the permanent health insurance arrangements.

12.2	The Company may terminate the Employment immediately by written notice if the Executive:

12.2.1	commits any serious or persistent breach of his obligations under this agreement; or

12.2.2	does not comply with any lawful and reasonable order or direction given to him by the Board which if remediable the Executive does not comply with within seven days of being requested to do so; or

12.2.3	is guilty of any gross misconduct or gross negligence or conducts himself (whether in connection with the Employment or not) in a way which is materially harmful to any Group Company; or

12.2.4
is guilty of dishonesty or is convicted of an offence (other than a motoring offence which does not result in imprisonment) whether in connection with the Employment or not which affects the performance of his duties; or

12.2.5
becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or

12.2.6	becomes disqualified from Executive’s directorship of consent or concurrence of the being a director of a company or the the Company terminates without the Company.

12.3	The Executive will have no claim for damages or any other remedy against the Company if the Employment is terminated for any of the reasons set out in clause 12.2.

12.4
The Company may suspend the Executive from the Employment on full salary and benefits at any time for a reasonable period to investigate any matter in which the Executive is implicated or involved (whether directly or indirectly).

12.5	If the Employment terminates the Company may deduct from any money due to the Executive (including remuneration) any amount which he owes to any Group Company.

12.6
If during the first 3 years after the Commencement Date there is a change of control of the Company or the Company merges with another company outside the Group and the Executive’s Employment is terminated by the Company other than in accordance with clause 12.2, within 12 months of the change of control the Executive may within 7 days of the termination elect (subject to his complying with the conditions below) to receive a payment equal to twice his basic salary at the date of termination less such taxes as the Company is obliged to deduct. Payment of the amount will be made within 7 days of delivery to the Company of:

—
such settlement documents as the Company reasonably requires so that the Executive waives any claims be may have against the Company and all Group Companies in respect of the termination of his Employment, confirming that no claims in relation to the termination have been lodged with any court or tribunal which has jurisdiction to hear such a claim and accepts the sum in full and final settlement of all claims; and

—	letters resigning all offices held by the Executive within the Group or offices which he holds outside the Group by virtue of his being an employee of the Group.

The Executive will remain entitled to such pension benefits as have accrued to him under the Group’s Pension Arrangements and if termination takes place when benefits are not filly vested they will vest in full immediately.

If the Executive does not elect to receive the payment referred to in this clause 12.6 the Company will not argue that this is a failure to mitigate any loss he has suffered.

In this clause 12.6 a change of control will be taken to have occurred if 50% or more of the shares of the Company carrying voting rights are held by a person or by a group of persons acting in concert or if that person or group of persons obtain effective control of the Board.

12.7
If the Executive’s employment is terminated by the Company other than in accordance with clauses 2.3, 2.5 or 12.2 and in circumstances when clause 12.6 does not apply the Executive may within 7 days of the termination elect (subject to his complying with the conditions in 12.6 above) to receive a payment equal to 150% of his basic salary at the date of termination for the outstanding period of notice less such taxes as the Company is obliged to deduct.

The Executive’s pension benefits will vest as described in 12.6 above.

If the Executive does not elect to receive the payment referred to in this clause 12.7 the Company will not argue that this is a failure to mitigate any loss he has suffered.

13.	Return of Company Property

13.1
At any time during the Employment (at the request of the Company) or when the Employment terminates (or if the Executive commences Garden Leave as set out in clause 11) the Executive will immediately return to the Company:

13.1.1
all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the Employment and concerning all the Group Companies. The Executive will not retain any copies of any materials or other information except where otherwise agreed in writing; and

13.1.2	all other property belonging or relating to any of the Group Companies which is in the possession or under the control of the Executive.

14.	Directorships

14.1
If appointed as a director of the Company or any other Group Company his office will be subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

14.2
The Executive hereby irrevocably appoints the Company to be his attorney to execute any instrument and do anything in his name and on his behalf to effect his resignation if he has failed to resign in accordance with clause 3.3.2. A certificate in writing signed by any director or the secretary of the Company that any instrument or act falls within the authority conferred by this clause 14.2 will be conclusive evidence that such is the case.

14.3	During the Employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any Group Company if appointed to such position(s).

14.4	If appointed to such position(s) the Executive must not resign his office as a director of any Group Company under this Agreement without the agreement of the Company.

15.	Notices

Any notices given under this agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to the Executive must be given to him personally or sent to his last known address.

Except for notices given by hand, notices will be deemed to have been given at the time at which the letter or fax would be delivered in the ordinary course of post or transmission.

16.	Statutory Particulars

This agreement and the attached schedule contain the written particulars of employment which the Executive is entitled to receive under the provisions of Part I of the Employment Rights Act 1996.

17.	Miscellaneous

17.1	This agreement may only be modified by the written agreement of the parties.

17.2	The Executive cannot assign this agreement to anyone else.

17.3
References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement are references to the versions or forms of the relevant documents as amended or updated from time to time.

17.4
Except where otherwise agreed in writing, this agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in it. It contains the whole agreement between the parties relating to the Employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The Executive acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it. The Executive agrees and acknowledges that his only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this agreement (unless such representation, warranty or undertaking was made fraudulently) will be for breach of the terms of this agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

17.5	Neither party’s rights or powers under this agreement will be affected if:

17.5.1	one party delays in enforcing any provision of this agreement; or

17.5.2	one party grants time to the other party.

17.6
If either party agrees to waive his rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by him. A party’s agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

17.7
This agreement is governed by and will be interpreted in accordance with the laws of England and Wales. Each of the parties submits to the jurisdiction of the English Courts as regards any claim or matter arising under this agreement.

EXECUTED as a DEED by Billiton Plc

acting by

Director

SIGNED as a DEED by Ian Fraser in the presence of:

Name

Address

Occupation

SCHEDULE

1.	Continuous Employment

The Executive’s period of continuous employment began on 1st March 1998.

2.	Pensions

There is no contracting-out certificate in force in relation to the Executive’s Employment.

3.	Disciplinary Rules and Disciplinary and Grievance Procedures

The Company’s disciplinary rules and disciplinary and grievance procedures are applicable to the Executive.

4.	Hours of Work

Although the Company’s normal hours of work are 8.30 am to 5 pm Monday to Friday, the Executive is expected to work such reasonable hours as are necessary for the proper performance of his duties.

5.	Other Terms

There are no terms and conditions relating to collective agreements or to the requirement to work outside the United Kingdom.

BHP Billiton Plc
1-3 Strand
London WC2N 5HA United Kingdom
Tel +44(0)20 7747 3800 Fax +44(0)20 7747 3900
www.bhpbilliton.com

11th June 2002

I Fraser Esq
c/o BHP Billiton Plc

Dear Ian

Further to our discussions I am pleased to inform you of the following changes to your terms and conditions of employment.

Annual Base Pay

Your salary is set on the “global net pay” approach which was approved by the Remuneration Committee following DLC completion. This approach is based on a common international scale using the US market as reference, adjusted to take account of cost of living and tax differences between locations.

According to this approach, your base salary will increase to £315,000. This increase will be backdated to 1st July 2001. As long as you are based in the United Kingdom, your salary will be delivered in Pound Sterling.

Pension and Life Arrangements

You will remain eligible to continue to benefit from your current pension and life arrangements based on your new base salary.

Incentives

You will remain eligible to participate in the group’s short term and long term incentive arrangements based on the same terms as other members of the Executive Committee.

Group Short Term Merger Incentive

You will be eligible to participate in the Group Merger Incentive Plan that may deliver up to 25% of your annual base pay. The actual amount awarded will be driven by the achievement against overall merger performance measures as determined by Paul and myself.

Termination Payment

Should your contract be terminated by the Company, the Company may at its sole discretion make a payment in lieu of notice equal to 24 months of your annual base salary. This amount supercedes the following amounts contained in your Service Agreement dated 4th November 1999:

1.	150% of salary referred to in Clause 2.5; and

2.	the payment described in Clause 12.6 equal to twice your basic salary that you were entitled to if your employment was terminated within one year of a change of control or merger.

All other terms and conditions of employment will remain unchanged.

Please sign and return a copy of this letter as confirmation of your understanding and acceptance to the changes.

Yours sincerely

BRIAN GILBERTSON

14/6/02
Ian Fraser	Date